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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Ultimate Electronics, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

903849 10 7
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

Schedule 13G	Page 2 of 6 pages
CUSIP No. 903849 10 7	Ultimate Electronics, Inc.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) William J. Pearse

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE			(a) ☐
	INSTRUCTIONS)			(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES		5	SOLE VOTING POWER 11,334(1)
BENEFICIALLY
OWNED BY EACH		6	SHARED VOTING POWER 1,792,990(2)
REPORTING
PERSON WITH		7	SOLE DISPOSITIVE POWER 11,334(1)

		8	SHARED DISPOSITIVE POWER 1,792,990(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,804,324(1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 12.2%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Amount includes 11,334 shares of Issuer's common stock subject to options currently exercisable or exercisable within 60 days.

(2)
Amount includes 1,792,990 shares of Issuer's common stock held by Reporting Person in joint tenancy with spouse.

(3)
This percentage is calculated based on 14,748,429 shares of Issuer's common stock outstanding as of December 31, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

Schedule 13G	Page 3 of 6 pages
CUSIP No. 903849 10 7	Ultimate Electronics, Inc.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Barbara A. Pearse

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE			(a) ☐
	INSTRUCTIONS)			(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES		5	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH		6	SHARED VOTING POWER 1,792,990(4)
REPORTING
PERSON WITH		7	SOLE DISPOSITIVE POWER -0-

		8	SHARED DISPOSITIVE POWER 1,792,990(4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,792,990(4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 12.2%(5)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(4)
Amount includes 1,792,990 shares of Issuer's common stock held by Reporting Person in joint tenancy with spouse.

(5)
This percentage is calculated based on 14,748,429 shares of Issuer's common stock outstanding as of December 31, 2003, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

Item 1.

  (a)
  Name of Issuer: Ultimate Electronics, Inc.

  (b)
  Address of Issuer's Principal Executive Offices:

    321 West 84th Avenue, Suite A
    Thornton, Colorado 80260

Item 2.

  (a)
  Name of Person Filing:

  (1)
  William J. Pearse

  (2)
  Barbara A. Pearse

  (b)
  Address of Principal Business Office:

    321 West 84th Avenue, Suite A
    Thornton, Colorado 80260

  (c)
  Citizenship:

    United States of America

  (d)
  Title of Class of Securities:

    Common Stock, par value $.01 per share

  (e)
  CUSIP Number:

    903849 10 7

Item 3.

        If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

  (a)
  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

  (b)
  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

  (c)
  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

  (d)
  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

  (e)
  An investment adviser in accordance with § 240.13d-1(b)(ii)(E).

  (f)
  An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

  (g)
  A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

  (h)
  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

  (i)
  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

  (j)
  Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

  (a)
  Amount Beneficially Owned:

  (1)
  William J. Pearse: 1,804,324

  (2)
  Barbara A. Pearse: 1,792,990

  (b)
  Percent of Class:

  (1)
  William J. Pearse: 12.2%

  (2)
  Barbara A. Pearse: 12.2%

  (c)
  Number of shares as to which such person has:

  (i)
  Sole power to vote or to direct the vote:

  (1)
  William J. Pearse: 11,334

  (2)
  Barbara A. Pearse: -0-

  (ii)
  Shared power to vote or to direct the vote:

  (1)
  William J. Pearse: 1,792,990

  (2)
  Barbara A. Pearse: 1,792,990

  (iii)
  Sole power to dispose or to direct the disposition of:

  (1)
  William J. Pearse: 11,334

  (2)
  Barbara A. Pearse: -0-

  (iv)
  Shared power to dispose or to direct the disposition of:

  (1)
  William J. Pearse: 1,792,990

  (2)
  Barbara A. Pearse: 1,792,990

Item 5. Ownership of Five Percent or Less of a Class:

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

        Not applicable.

Item 8. Identification and Classification of Members of the Group:

        Not applicable.

Item 9. Notice of Dissolution of Group:

        Not applicable.

Item 10. Certification.

        Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2004	/s/ JOHN BAUER-MARTINEZ as Power of Attorney for William J. Pearse
Date: February 20, 2004	/s/ JOHN BAUER-MARTINEZ as Power of Attorney for Barbara A. Pearse

EXHIBIT INDEX

Exhibit	Document	Page No.
A	Joint Filing Agreement	A-1
B-1	Power of Attorney for William J. Pearse	B-1
B-2	Power of Attorney for Barbara A. Pearse	B-2

EXHIBIT A
to
SCHEDULE 13G

JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned parties hereby agree that the preceding Amendment No. 6 to Schedule 13G is being filed on behalf of each of them.

        IN WITNESS THEREOF, the parties have duly executed this agreement on this 19th day of February 2004.

/s/ JOHN BAUER-MARTINEZ as Power of Attorney for William J. Pearse
/s/ JOHN BAUER-MARTINEZ as Power of Attorney for Barbara A. Pearse

A-1

EXHIBIT B
POWER OF ATTORNEY

        Know all by these presents, that the undersigned hereby constitutes and appoints each of Alan E. Kessock, Randy Morgan, and John Bauer-Martinez, individually as the undersigned's true and lawful attorney-in-fact to:

  1.
  execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Ultimate Electronics, Inc. (the "Company"), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder (the "Exchange Act");

  2.
  do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5 and timely file such form with the United States Securities and Exchange Commission (the "Commission") and any stock exchange or similar authority;

  3.
  execute for and on behalf of the undersigned a Schedule 13G in accordance with the Exchange Act;

  4.
  do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Schedule 13G and timely file such schedule with the Commission and any stock exchange or similar authority; and

  5.
  take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

        The undersigned hereby grants to each attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that each attorney-in-fact, or each attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

        This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to the undersigned's ownership of or transactions in securities of Ultimate Electronics, Inc., unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

        IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 27th day of August, 2002.

Signed:	/s/ WILLIAM J. PEARSE
Name:	William J. Pearse

B-1

POWER OF ATTORNEY

        Know all by these presents, that the undersigned hereby constitutes and appoints each of Alan E. Kessock, Randy Morgan, and John Bauer-Martinez, individually as the undersigned's true and lawful attorney-in-fact to:

  1.
  execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Ultimate Electronics, Inc. (the "Company"), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder (the "Exchange Act");

  2.
  do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5 and timely file such form with the United States Securities and Exchange Commission (the "Commission") and any stock exchange or similar authority;

  3.
  execute for and on behalf of the undersigned a Schedule 13G in accordance with the Exchange Act;

  4.
  do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Schedule 13G and timely file such schedule with the Commission and any stock exchange or similar authority; and

  5.
  take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

        The undersigned hereby grants to each attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that each attorney-in-fact, or each attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

        This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to the undersigned's ownership of or transactions in securities of Ultimate Electronics, Inc., unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

        IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 27th day of August, 2002.

Signed:	/s/ BARBARA A. PEARSE
Name:	Barbara A. Pearse

B-2

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  Item 1.
  Item 2.
  Item 3.
  Item 4. Ownership
  Item 5. Ownership of Five Percent or Less of a Class
  Item 6. Ownership of More than Five Percent on Behalf of Another Person
  Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
  Item 8. Identification and Classification of Members of the Group
  Item 9. Notice of Dissolution of Group
  Item 10. Certification.
SIGNATURE
EXHIBIT INDEX
EXHIBIT A to SCHEDULE 13G JOINT FILING AGREEMENT
EXHIBIT B POWER OF ATTORNEY
POWER OF ATTORNEY